DO 8/21/13

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 19 2013

SECURI 13014376 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Broadridge Business Process Outsourcing, LLC (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite 100
(No. and Street)

Lake Success	NY	11042-1048
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax — (516) 472-5179
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 19 2013
19 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

DO 8/29/13

BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

			Page
(x)		Independent Auditors' Report.	1-2
(x)	(a)	Facing Page.	
(x)	(b)	Statement of Financial Condition.	3
(x)	(c)	Statement of Operations.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Member's Equity.	6
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).	
(x)		Notes to Financial Statements.	7–16
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.	17
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.	18
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.	19
(x)	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.	17
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A copy of the SIPC Supplemental Report (filed separately).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Broadridge Business Process Outsourcing, LLC, (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2013 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax 8/14/13
Signature Date

Chief Financial Officer, Vice President and Treasurer
Title

Notary Public

MARIA MEDINA
Notary Public, State Of New York
No.01ME[illegible]
Qualified In Queens County
Commission Expires July 7, 2015

BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-53412)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Broadridge Business Process Outsourcing, LLC
Lake Success, New York

We have audited the accompanying statement of financial condition of Broadridge Business Process Outsourcing, LLC (the "Company"), an indirect wholly owned subsidiary of Broadridge Financial Solutions, Inc., as of June 30, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Broadridge Business Process Outsourcing, LLC as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 6, the statement of financial condition includes significant transactions with affiliates and is not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

August 14, 2013

Broadridge Business Process Outsourcing, LLC

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2013
(Dollars in thousands)

ASSETS		
Cash	$	27,080
Cash segregated for regulatory purposes (Note 8)		316
Accounts receivable, net of $55 allowance for doubtful accounts		24,043
Other assets (Note 3)		3,454
TOTAL ASSETS	$	54,893
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses and other liabilities (Note 4)	$	10,931
Payable to affiliate, net (Note 6)		2,952
Administrative fees payable to an affiliate (Note 6)		14,193
Deferred revenues		3,668
TOTAL LIABILITIES		31,744
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
MEMBER'S EQUITY		23,149
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	54,893

See notes to statement of financial condition.

1. Organization and Business Activities

Broadridge Business Process Outsourcing, LLC (the "Company") (f/k/a MSCS Financial Services, LLC) was formed on April 6, 2001 as a Delaware Limited Liability Company, and is wholly-owned by Broadridge Securities Processing Solutions, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a global provider of investor communication services and securities processing and operations outsourcing solutions to the financial services industry, headquartered in Lake Success, New York. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On January 11, 2013 Broadridge contributed its operations outsourcing business from an affiliate, Broadridge SPS, LLC, to the Company as described in Note 5. The Company classifies its operations into the following two reportable segments:

- ***Mutual Fund Retailing*** — The Company performs broker-dealer functions that consist primarily of effecting and facilitating the unsolicited purchase and redemption of trades of various mutual fund shares submitted by the institutions such as banks, trust companies, third-party administrators, broker dealers and registered investment advisers throughout the United States. In this capacity, the Company is the broker-dealer of record.

- ***Operations Outsourcing*** — The Company also provides operations outsourcing solutions that allow broker-dealers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their own securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

Although the Company's FINRA membership agreement allows the Company to engage in clearing, and the retailing of corporate securities in addition to mutual fund retailing on a wire order basis, the Company does not clear customer transactions, process any retail business or carry customer accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation — The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As discussed in Notes 1 and 6, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related-party disclosures must be taken into consideration in reviewing the accompanying Statement of Financial Condition, which was prepared on the basis that the Company is a going concern and will continue in operation for the foreseeable future, and will be able to realize assets and discharge liabilities in the normal course of operations.

Use of Estimates — The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions during the reporting period that affect the reported amounts in the Statement of Financial Condition and accompanying notes. Significant estimates include the outcome of litigation, accrued bonuses, allowance on accounts receivable and accrued revenue. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash includes all demand deposits held in banks. Cash equivalents include certain highly liquid investments with original maturities of 90 days or less. At June 30, 2013 the Company had no cash equivalents.

Affiliate Transaction Balances and Settlement – The Company receives and performs services from and to various Broadridge business units. The Company's obligation for settlement is facilitated by the Parent, even when the Company is performing work for other affiliates. As such, all receivables from and payables to the businesses are disclosed on a net basis in the Statement of Financial Condition as Payable to affiliates, net.

Allowance on Accounts Receivable – The Company reviews its accounts receivable balances on a monthly basis. Aged receivables are identified and researched, and related clients are notified and requested to submit payment. The Company analyzes each open receivable specifically to determine whether there is risk of non-payment. The Company books allowances for those open receivables for which payment in full is not expected based on historical experience, current credit ratings and other factors.

Deferred Client Conversion and Start-Up Costs — For the Company's operations outsourcing segment, direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred.

Income Taxes — The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of Broadridge and no liability for income taxes has been recorded in the accompanying Statement of Financial Condition.

Subsequent Events — The Company evaluates subsequent events through the date on which the statement of financial condition was issued. The Company did not note any subsequent events requiring adjustment or disclosure to the Statement of Financial Condition.

3. Other Assets

Other assets consisted of the following as of June 30, 2013:

	June 30, 2013 (Dollars in millions)
Deferred conversion costs, net of amortization of $0.4	$ 1.0
Deferred client concession, net of amortization of $0.1	1.1
Fixed assets, net of depreciation of $1.8	0.8
Prepaid expenses	0.3
Deposit with clearing organization	0.2
Other	0.1
Total other assets	$ 3.5

4. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following as of June 30, 2013:

	June 30, 2013 (Dollars in millions)
Accounts payable and accrued expenses	3.0
Accrued severance	4.4
Accrued bonus	3.5
Total accrued expenses and other liabilities	$ 10.9

5. Transfer of a Business Under Common Control

On January 11, 2013 Broadridge contributed all of its operations outsourcing business from a subsidiary, Broadridge SPS, LLC, to the Company. The Company accounted for the contribution as a common control transaction resulting in a change in reporting entity. The contribution was at carrying value with a retrospective adjustment, as if the transaction had occurred effective the close of business June 30, 2012 as follows:

Amount
($ in millions)

	Balance Sheet of the Company as of June 30, 2012	Retrospective Adjustment for Contribution of Outsourcing Business	June 30, 2012 Adjusted
ASSETS			
Cash and cash equivalents	$ 4.1	$ 23.0	$ 27.1
Accounts receivable	13.7	5.8	19.5
Other assets	0.1	2.2	2.3
TOTAL ASSETS	$ 17.9	$ 31.0	$ 48.9
LIABILITIES			
Accrued expenses and other liabilities	$ 0.6	$ 9.3	$ 9.9
Payable to affiliate, net	0.3	11.3	11.6
Administrative fees payable to an affiliate	11.1	0.0	11.1
Deferred revenues	0.0	4.1	4.1
TOTAL LIABILITIES	12.0	24.7	36.7
MEMBER'S EQUITY	5.9	6.3	12.2
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 17.9	$ 31.0	$ 48.9

6. Related Party Balances

The Statement of Financial Condition includes significant transactions with affiliates and is not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

Capital Contributions
During the year ended June 30, 2013, Broadridge made $39.7 million of cash contributions to the Company.

Administrative Fees Payable to an Affiliate — The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, broker-dealer and registered investment advisers to perform certain services that the Company is contractually obligated to perform for the mutual fund families. As of June 30, 2013 the Company had $14.2 million of such fees payable recorded on the Statement of Financial Condition as Administrative fees payable to an affiliate.

Payable to Affiliates, net — As of June 30, 2013, net amounts outstanding to affiliates of $2.9 million are reflected in the Statement of Financial Condition and consist of the following:

	June 30, 2013 (Dollars in millions)
Payables to Affiliates - Payroll and Accounts Payable	(6.4)
Payables to Affiliates - Other Services and Allocations	(10.5)
Outsourcing Receivables from Affiliates	14.0
Net Payable to Affiliates	$ (2.9)

Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments.

Receivables from Affiliates primarily represents outsourcing receivables that will be collected by other Broadridge entities on behalf of the Company and then remitted to the Company.

<u>Outsourcing</u> — One of the Company's strategic initiatives is to target large financial institutions that currently clear on a fully-disclosed basis, offering them an opportunity to convert to a self-clearing model which utilizes the Company's operations outsourcing solutions, as well as solutions from other Broadridge wholly-owned entities.

<u>Employee Compensation and Benefits</u>

Stock-Based Compensation — Certain employees of the Company participate in Broadridge's stock-based compensation plans which provide for grants of restricted stock units and stock options of Broadridge. The Company treated the stock-based compensation costs as a capital contribution as there is no intent to repay Broadridge.

Overseas Operational Support Services — The Company's operations outsourcing segment outsources part of its operations to Broadridge Financial Solutions Private Limited (India), a wholly-owned Broadridge entity.

Employee Fringe Benefits — Certain employees of the Company participate in Broadridge's employee benefit plans. These plans include a benefit plan providing health benefits to eligible

employees and their families, a defined benefit pension plan and a 401(k) retirement and savings plan. Broadridge also funds other fringe benefits for the Company.

Technology Infrastructure and Support Services — The Company's operations outsourcing business receives services relating to technology infrastructure and support personnel from an affiliated entity.

Communications and Data Processing

Data Processing Services – The Company's operations outsourcing business receives services from other Broadridge wholly-owned entities, primarily related to data processing and related services.

Technology Infrastructure and Support Services — The Company is allocated expenses relating to technology infrastructure and support services from an affiliated entity

Occupancy and Equipment

- The Company's operations outsourcing business leases space at its headquarters in Lake Success, New York. The space is shared with Broadridge. Although the Company is the lessee on the lease agreement, the lease is managed by Broadridge.

- The Company's operations outsourcing business occupies space at its Journal Square location in Jersey City, New Jersey that is leased by Broadridge.

Printing, Postage and Office Supplies

The Company receives services from other Broadridge wholly- owned entities, related to statement and confirm printing and postage. The Company is charged for services based on the other entities' cost of providing such services.

Other

Non-Data Processing Services – The Company's operations outsourcing business receives services from other Broadridge wholly-owned entities, primarily related to multiple non data-processing related services. The Company is charged for services based on the other entities' cost of providing such services.

7. Commitments and Contingencies

Leases — The Company leases office space under non-cancelable operating lease agreements with third parties, that have initial non-cancelable terms in excess of one year and which expire on various dates through 2017. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At June 30, 2013, non-cancelable contractual operating leases with third parties had the following minimum lease commitments *(dollars in millions)*:

2014	$	2.5
2015		2.5
2016		2.6
2017		2.7
	$	10.3

Litigation — From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations or cash flows. As of June 30, 2013, the Company is unaware of any pending or threatened litigation, the resolution of which would have a material impact on its Statement of Financial Condition. Additionally, there are no open regulatory examinations.

Concentration Risk —Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable. The Company places its temporary cash investments with what management believes are high-credit quality financial institutions.

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

Guarantees — The Company provides a guarantee to the Options Clearing Corporation ("OCC") as a managing clearing member. Under the standard OCC membership agreement, members are required to guarantee the performance of the other members. Under the agreement, if another member becomes unable to satisfy its obligations to the OCC, the other members would be required to meet any shortfalls. The Company's liability under this arrangement is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under this arrangement is deemed remote by management. Accordingly, no contingent liability is carried on the statement of financial condition for this transaction.

8. Regulatory Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. As of June 30, 2013, the Company had net capital of approximately $10.0 million, which exceeded the minimum requirement by approximately $9.7 million.

In addition the Company, as a 'Managing Clearing Member' of the Options Clearing Corporation ("OCC"), is subject to OCC Rule 309(b) in connection with its operations outsourcing services that are provided to other OCC 'Managed Clearing Member' broker-dealers, which requires the Company to maintain minimum net capital of $4.4 million. As of June 30, 2013, the Company's net capital exceeded the OCC minimum requirement by approximately $5.6 million.

The Company is also subject to the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). In addition, in order to allow correspondent broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for the Proprietary Accounts of Introducing Brokers ("PAIB").

At June 30, 2013 cash of $250,096 and $66,021 had been segregated in special reserve accounts for the exclusive benefit of customers and PAIB, respectively, exceeding actual requirements by $250,096 and $66,021, respectively, in accordance with Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

August 14, 2013

Broadridge Business Process Outsourcing, LLC
1981 Marcus Avenue
Lake Success, New York

In planning and performing our audit of the financial statements of Broadridge Business Process Outsourcing, LLC (the "Company"), an indirect wholly owned subsidiary of Broadridge Financial Solutions, Inc., as of and for the year ended June 30, 2013 (on which we issued our report dated August 14, 2013 and such report expressed an unmodified opinion on those financial statements and included an emphasis-of-matter paragraph regarding significant transactions with affiliates), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, fraud or error may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Broadridge Business Process Outsourcing, LLC
Lake Success, New York

We have audited the accompanying financial statements of Broadridge Business Process Outsourcing, LLC (the "Company"), an indirect wholly owned subsidiary of Broadridge Financial Solutions, Inc., which comprise the statement of financial condition as of June 30, 2013, and the related statements of operations, cash flows and changes in member's equity for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.